# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Causeway St., Floor 23, Boston, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-012172
Filed by CIK 0001776703

## Reporting persons
- FR Capital Holdings, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 12,761,228; shared voting power 0; sole dispositive power 12,761,228; shared dispositive power 0; aggregate amount beneficially owned 12,761,228 (12.6% of the class)
  Comment: See Item 2 for additional information.
- First Round Capital VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,043,033; shared voting power 0; sole dispositive power 7,043,033; shared dispositive power 0; aggregate amount beneficially owned 7,043,033 (7% of the class)
  Comment: See Item 2 for additional information.
- First Round Capital VIII-F, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,718,195; shared voting power 0; sole dispositive power 5,718,195; shared dispositive power 0; aggregate amount beneficially owned 5,718,195 (5.6% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 100 Causeway St., Floor 23 Boston, MA 02114

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) FR Capital Holdings, L.P., a Delaware limited partnership (the "Management Company"), (ii) First Round Capital VIII-F, L.P., a Delaware limited partnership ("FRCVIII-F"), and (iii) First Round Capital VI, L.P., a Delaware limited partnership ("FRCVI", and, collectively with the Management Company and FRCVIII-F, the "Reporting Persons").

FRCVI is the nominee of FRCVI and First Round Capital VI Partners Fund, L.P. ("FRCVI Partners") with respect to the securities reported herein. First Round Capital Management VI, L.P. is the general partner of FRCVI and FRCVI Partners, and First Round Capital Management VI, LLC is the general partner of First Round Capital Management VI, L.P.

FRCVIII-F is the nominee of FRCVIII-F and First Round Capital VIII-F Partners Fund, L.P. ("FRCVIII-F Partners") with respect to the securities reported herein. First Round Capital Management VIII-F, L.P. is the general partner of FRCVIII-F and FRCVIII-F Partners, and First Round Capital Management VIII-F, LLC is the general partner of First Round Capital Management VIII-F, L.P.

The Management Company is the investment manager of FRCVI, FRCVI Partners, First Round Capital Management VI, L.P., First Round Capital Management VI, LLC, FRCVIII-F, FRCVIII-F Partners, First Round Capital Management VIII-F, L.P. and First Round Capital Management VIII-F, LLC. The Management Company is managed by an investment committee comprised of three individuals.

As of June 30, 2026, FRCVI held 7,043,033 shares of common stock, par value $0.0001 per share (the "Common Stock") of Merlin, Inc. (the "Issuer") and FRCVIII-F held 5,718,195 shares of Common Stock of the Issuer. The 7,043,033 shares of Common Stock directly held by FRCVI consist of the following: (i) 6,651,292 shares of Common Stock, (ii) shares of 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), convertible into 196,175 shares of Common Stock at a conversion price of $12.00 per share, including accrued dividends, subject to adjustment, and (iii) warrants to purchase 195,566 shares of Common Stock at an exercise price of $12.00 per share. The 5,718,195 shares of Common Stock directly held by FRCVIII-F consist of the following: (i) 5,097,669 shares of Common Stock, (ii) shares of Preferred Stock convertible into 310,744 shares of Common Stock at a conversion price of $12.00 per share, including accrued dividends, subject to adjustment, and (iii) warrants to purchase 309,782 shares of Common Stock at an exercise price of $12.00 per share.

Accordingly, as of June 30, 2026, the Management Company, as the investment manager to FRCVI and FRCVIII-F, may be deemed to beneficially own the 12,761,228 shares of Common Stock of the Issuer directly held in the aggregate by FRCVI and FRCVIII-F for a beneficial ownership percentage of approximately 12.6%. Beneficial ownership percentages are based upon 100,592,160 shares of Common Stock issued and outstanding as of June 30, 2026, based on information reported by the Issuer directly to the Reporting Person.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 2400 Market Street, Suite 237, Philadelphia, PA 19103.
Citizenship: The Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Management Company - 12,761,228.00

FRCVI - 7,043,033.00

FRCVIII-F - 5,718,195.00
Percent of class:
Management Company - 12.6%

FRCVI - 7.0%

FRCVIII-F - 5.6%
Sole power to vote or to direct the vote:
Management Company - 12,761,228.00

FRCVI - 7,043,033.00

FRCVIII-F - 5,718,195.00
Shared power to vote or to direct the vote:
Management Company - 0.00

FRCVI - 0.00

FRCVIII-F - 0.00
Sole power to dispose or to direct the disposition:
Management Company - 12,761,228.00

FRCVI - 7,043,033.00

FRCVIII-F - 5,718,195.00
Shared power to dispose or to direct the disposition:
Management Company - 0.00

FRCVI - 0.00

FRCVIII-F - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated March 23, 2026, by and among FR Capital Holdings, L.P., First Round Capital VI, L.P. and First Round Capital VIII-F, L.P. (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on March 23, 2026).

## Signatures
- FR Capital Holdings, L.P.: /s/ Jeffrey Donnon, Jeffrey Donnon / Chief Financial Officer (08/14/2026)
- First Round Capital VI, L.P.: /s/ Jeffrey Donnon, Jeffrey Donnon / Chief Financial Officer of FR Capital Holdings, L.P., its Management Company (08/14/2026)
- First Round Capital VIII-F, L.P.: /s/ Jeffrey Donnon, Jeffrey Donnon / Chief Financial Officer of FR Capital Holdings, L.P., its Management Company (08/14/2026)